

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 19, 2007

Mr. Jeffrey Mason
Chief Financial Officer
Taseko Mines Limited
800 West Pender St., Suite 1020
Vancouver, BC
Canada V6C 2V6

> **Re: Taseko Mines Limited**
> **Form 20-F/A1 for the Fiscal Year Ended September 30, 2006**
> **Filed April 19, 2007**
> **File No. 1-32461**

Dear Mr. Mason:

We have reviewed your Form 20-F for the Fiscal Year Ended September 30, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A1 for the Fiscal Year Ended September 30, 2006

Operating and Financial Review and Prospects, page 39

Trend Information, page 47

1.   We note your disclosure indicating that while your revenues are received in
        United States dollars, your operations are almost entirely paid for in Canadian
        dollars. Please disclose your accounting policy on foreign currency in a note to
        your financial statements, including the identification of your functional currency.

Controls and Procedures, page 95

2.   We note your disclosure on page 96 indicating that you have retained tax
        consultants to assist in the preparation of your financial statements as of and for
        the year ended September 30, 2006. Please identify these experts, provided that
        you are able to obtain their permission, or remove the reference.

3.   We note your disclosure indicating other than the material weakness regarding
        income tax, you maintained effective internal controls over financial reporting as
        of September 30, 2006. Please revise to conclude simply that internal controls
        over financial reporting are not effective, given the material weaknesses in your
        internal control over financial reporting, to comply with Item 15(b)(3) of Form
        20-F.

Financial Statements

Note 3 – Significant Accounting Policies

(f) Plant and equipment

4.   We note your disclosure indicating that you defer costs incurred to remove
        overburden material to access mineral deposits, your pre-stripping costs. Please
        expand your disclosure to clarify how you determine the points at which you
        enter into and exit an overburden removal stage, involving the capitalization of
        these costs. It should be clear whether this occurs repetitively at a single mine
        site, as your mining activity within the mine area transitions from one area of
        mineral concentration to another, or if you cease all capitalization of pre-stripping
        costs once you begin to produce from the mine.

        Please expand your disclosure in Note 19 to clarify how your accounting for U.S.
        GAAP purposes compares, following the guidance in EITF 04-6.   It should be

clear how the 2.4:1 stripping ratio disclosed on pages 17 and 24 of your annual report relate.

(g) Mineral property interests

5.   You disclose that exploration and development expenditures incurred subsequent to completing a feasibility study which either "increase production" or "extend the life of existing production" are capitalized.

Please expand your disclosure to explain how you determine whether a cost increases or extends the life of existing production, while addressing any uncertainty that exists at the time of incurring the cost, as to whether you will realize this benefit. Additionally, explain how you account for costs of drilling and other activities necessary to convert measured, indicated and inferred resources to proven or probable reserves, and for upgrading resources from one category to another, in close proximity to your development and production stage properties.

Please expand your disclosure in Note 19 to discuss any differences in your approach and those necessary for US GAAP purposes.

Note 8 – Mineral Property Interests

(e) Royalty Agreement (promissory note and royalty obligation)

6.   We note that you entered into a royalty agreement with Red Mile Resources No. 2 Limited Partnership ("Red Mile") in September 2004 for $67.357 million cash, and that these funds were subsequently loaned to a trust company. Please disclose the nature and extent of the relationship between the trust company and Red Mile, and the reasons the funds were loaned to this trust entity. Indicate how the royalty sale value was determined, and whether receiving funds under the royalty sale arrangement was conditioned or dependent upon your agreement to forward or loan funds to the trust company.

Note 17 – Related Party Transactions and Advances

7.   We note your disclosures under this heading and on page 61 indicating that Hunter Dickinson Inc. (HDI) provides geological, corporate development, administrative and management services, and incurs third party costs on behalf of the Company, both administrative and exploration. Please disclose whether the nature of the various costs incurred by HDI on your behalf is retained in the financial statements presentation, apportioned amongst the line items according to the type of costs.

Note 18 – Subsequent Event

8.   We note that you launched a take-over bid for all the outstanding shares of bcMetals Corporation. Please disclose the total value of the take-over bid. Also, provide the status of the take-over bid up to the filing date.

Engineering Comments

History, page 21

9.   Please expand your disclosure to include the copper and molybdenum prices used to determine the Oct. 1, 2004 reserve estimates; and to clarify whether the 0.20% Cu % cutoff grade used for the 2004 and 2005 reserve statements is a copper equivalent grade, based on the copper, molybdenum, and/or silver content. Please also indicate whether your reserve estimates includes silver.

10.   Please present your oxide reserves using the proven and probable reserve classifications.

Sampling and Analysis, page 30

11.   Please summarize the activities instead of referencing past information forms. Please also include a brief description of the QA/QC protocols to inform readers regarding sample preparation, controls, custody, assay precision and accuracy. This would apply to your exploration and operational analytical procedures.

Estimates of Mineralization, page 30

12.   Please explain why the copper cutoff grade is different from the cutoff grade used for the Gibraltar Mineral sulfide reserve. Please state the assumptions and parameters used to determine your copper equivalent grade.

Pre-feasibility Study, page 31

13.   You define the cutoff grade as C$4.00 per tonne. Please explain, within the filing, the metal prices, other factors and parameters used to determine this cutoff grade and why this type of cutoff grade is necessary.

14.   Given the status of your Prosperity property, it would be appropriate to include risk factors that address the risks associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

- The limited amount of drilling completed to date.

- The process testing is limited to small pilot plants and bench scale testing.

- The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

- The preliminary nature of the mine plans and processing concepts.

- The resulting preliminary operating and capital cost estimates.

- Metallurgical flow sheets and recoveries are in development.

- The history of pre-feasibility studies typically underestimating capital and operating costs.

Estimates of mineralization, page 36

15.   Please separately list the measured and indicated resources for the Harmony property. Please list the metal prices, underlying assumptions, and other parameters used to define this cutoff grade of 0.60 grams per tonne.

Prosperity Project, page 40

16.   Please update your proven and probable reserves data under this heading, consistent with the corresponding information on page 32.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief